Filed Pursuant to Rule 433

Registration Nos. 333-278184

and 333-278184-02

NextEra Energy, Inc.

Pricing Term Sheet

February 26, 2026

Issuer:	NextEra Energy, Inc.

Common Stock Ticker:	NYSE “NEE”

Designation:	Equity Units (initially consisting of Corporate Units). Each Corporate Unit will consist of (1) a stock purchase contract issued by NextEra Energy, Inc. (“NEE”), (2) initially a 2.5% undivided beneficial ownership interest in a Series P Debenture due February 15, 2031 (“Series P Debentures”) issued by NextEra Energy Capital Holdings, Inc. (“NEE Capital”), and (3) initially a 2.5% undivided beneficial ownership interest in a Series Q Debenture due February 15, 2034 (“Series Q Debentures” and, together with the Series P Debentures, the “NEE Capital Debentures”) issued by NEE Capital.

Registration Format:	SEC Registered

Number of Equity Units Offered:	40,000,000

Aggregate Offering Amount:	$2,000,000,000

Overallotment Option:	Underwriters’ option to purchase up to an additional 6,000,000 Equity Units (initially consisting of Corporate Units) at the Price to Public less the Underwriting Discount, no later than 13 days beginning on, and including, the date the Equity Units are initially issued, in order to cover overallotments, if any.

Stated Amount per Equity Unit:	$50

Price to Public	$50.00 per Corporate Unit

Underwriting Discount:	$0.75 per Corporate Unit

Proceeds to NEE Capital:	$1,970,000,000, after deducting the underwriting discount

Series P Debenture Interest Rate:	4.000%

Series Q Debenture Interest Rate:	4.000%

Contract Adjustment Payment Rate:	3.375% per year of the Stated Amount per Equity Unit, subject to NEE’s right to defer contract adjustment payments (as described in the preliminary prospectus supplement dated February 26, 2026)

Deferred Contract Adjustment Payments:	Deferred contract adjustment payments would accrue additional contract adjustment payments at the rate of 7.375% per year until paid, compounded quarterly

Payment Dates on Corporate Units:	February 15, May 15, August 15, and November 15, beginning May 15, 2026, subject to NEE’s right to defer contract adjustment payments (as described in the preliminary prospectus supplement dated February 26, 2026)

Total Corporate Unit Cash Distribution Rate:	7.375% of the Stated Amount per Equity Unit

Reference Price:	$91.99 (the last reported sale price of NEE’s common stock on the New York Stock Exchange on February 26, 2026)

Threshold Appreciation Price:	$115.00 (represents appreciation of approximately 25% over the reference price)

Minimum Settlement Rate:	0.4348 shares of NEE’s common stock (subject to adjustment), equal to $50 divided by the threshold appreciation price

Maximum Settlement Rate:	0.5435 shares of NEE’s common stock (subject to adjustment), equal to $50 divided by the reference price

Offering Settlement Date:	March 3, 2026 (T+2)*

Purchase Contract Settlement Date:	February 15, 2029

NEE Capital Debenture Maturity Dates:	Series P Debenture: February 15, 2031

Series Q Debenture: February 15, 2034

Creating Treasury Units:	If the applicable ownership interests in the Treasury portfolio (as described in the preliminary prospectus supplement dated February 26, 2026) have replaced the applicable ownership interests in the NEE Capital Debentures of each series as a component of the Corporate Units as a result of a successful remarketing, a special event redemption or a mandatory redemption (each as described in the preliminary prospectus supplement dated February 26, 2026), holders of Corporate Units may substitute Treasury securities for the applicable ownership interests in the Treasury portfolio only in integral multiples of 2,000 Corporate Units (or such other number of Corporate Units as may be determined by the remarketing agents in connection with a successful remarketing of the NEE Capital Debentures if the reset effective date (as described in the preliminary prospectus supplement dated February 26, 2026) is not a regular quarterly interest payment date).

Recreating Corporate Units:	If the applicable ownership interests in the Treasury portfolio have replaced the applicable ownership interests in the NEE Capital Debentures of each series as a component of the Corporate Units as a result of a successful remarketing, a special event redemption or a mandatory redemption, holders of Treasury Units may substitute applicable ownership interests in the Treasury portfolio for Treasury securities only in integral multiples of 2,000 Treasury Units (or such other number of Treasury Units as may be determined by the remarketing agents in connection with a successful remarketing of the NEE Capital Debentures if the reset effective date is not a regular quarterly interest payment date).

Early Settlement:	If the applicable ownership interests in the Treasury portfolio have replaced the applicable ownership interests in the NEE Capital Debentures as a component of the Corporate Units, holders of Corporate Units may settle early on or prior to the second business day immediately preceding the purchase contract settlement date only in integral multiples of 2,000 Corporate Units (or such other number of Corporate Units as may be determined by the remarketing agents in connection with a successful remarketing of the NEE Capital Debentures if the reset effective date is not a regular quarterly interest payment date).

Fundamental Change Early Settlement:	The following table sets forth the stock price, effective date and amount of make-whole shares issuable upon a fundamental change early settlement right (as described in the preliminary prospectus supplement dated February 26, 2026):

	Effective Date
Stock Price	March 3, 2026	February 15, 2027	February 15, 2028	February 15, 2029
$20.00	0.3247	0.2158	0.1101	0.0000
$35.00	0.1812	0.1208	0.0618	0.0000
$50.00	0.1169	0.0791	0.0418	0.0000
$60.00	0.0853	0.0571	0.0313	0.0000
$80.00	0.0334	0.0144	0.0009	0.0000
$91.99	0.0000	0.0000	0.0000	0.0000
$110.00	0.0692	0.0519	0.0339	0.0000
$115.00	0.0826	0.0653	0.0466	0.0000
$130.00	0.0670	0.0503	0.0308	0.0000
$145.00	0.0555	0.0398	0.0216	0.0000
$160.00	0.0470	0.0326	0.0164	0.0000
$175.00	0.0405	0.0275	0.0134	0.0000
$200.00	0.0328	0.0218	0.0107	0.0000

The exact stock price and effective date applicable to a fundamental change may not be set forth on the table, in which case:

•

if the stock price is between two stock price amounts on the table or the effective date is between two dates on the table, the amount of make-whole shares will be determined by straight line interpolation between the make-whole share amounts set forth for the higher and lower stock price amounts and the two dates, as applicable, based on a 365-day year;

•	if the stock price is in excess of $200.00 per share (subject to adjustment), then the amount of the make-whole shares will be zero; and

•

if the stock price is less than $20.00 per share (subject to adjustment) (the “minimum stock price”), then the amount of make-whole shares will be determined as if the stock price equaled the minimum stock price, using straight line interpolation, as described above, if the effective date is between two dates on the table.

Allocation of the Purchase Price:	At the time of issuance, the fair market value of the applicable ownership interest in the Series P Debentures will be reported as $25.00, the fair market value of the applicable ownership interest in the Series Q Debentures will be reported as $25.00 and the fair market value of each purchase contract will be reported as $0.

Comparable Yield:	NEE Capital has determined that:

(i) for the Series P Debentures, the comparable yield is 4.20% and the projected payments, per $25 applicable ownership interest of Series P Debentures, are $0.2000 on May 15, 2026, $0.2500 for each subsequent quarter ending on or prior to February 15, 2029 and $0.5688 for each semi-annual period ending after February 15, 2029; and

(ii) for the Series Q Debentures, the comparable yield is 4.75% and the projected payments, per $25 applicable ownership interest of Series Q Debentures, are $0.2000 on May 15, 2026, $0.2500 for each subsequent quarter ending on or prior to February 15, 2029 and $0.6643 for each semi-annual period ending after February 15, 2029.

NEE Capital has also determined that the projected payment:

(i) for the Series P Debentures, per $25 applicable ownership interest of Series P Debentures, at the maturity date is $25.5688 (which includes the stated principal amount of the Series P Debentures as well as the final projected interest payment); and

(ii) for the Series Q Debentures, per $25 applicable ownership interest of Series Q Debentures, at the maturity date is $25.6643 (which includes the stated principal amount of the Series Q Debentures as well as the final projected interest payment).

CUSIP for the Corporate Units:	65339F 655

ISIN for the Corporate Units:	US65339F6557

CUSIP for the Treasury Units:	65339F 648

ISIN for the Treasury Units:	US65339F6482

CUSIPs for the NEE Capital Debentures:	Series P Debentures: 65339K ED8

Series Q Debentures: 65339K EE6

ISINs for the NEE Capital Debentures:	Series P Debentures: US65339KED81

Series Q Debentures: US65339KEE64
Joint Book-running Managers:

Wells Fargo Securities, LLC
BofA Securities, Inc.
Citigroup Global Markets Inc.
Mizuho Securities USA LLC
Barclays Capital Inc.
Goldman Sachs & Co. LLC
Morgan Stanley & Co. LLC
RBC Capital Markets, LLC

*

It is expected that delivery of the Corporate Units will be made against payment therefor on or about March 3, 2026. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Corporate Units prior to the first business day before delivery of the Corporate Units should specify an extended settlement cycle at the time they enter into any such trade to prevent failed settlement and should consult their own advisors.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Wells Fargo Securities, LLC toll-free at (800) 645-3751, BofA Securities, Inc. toll-free at (800) 294-1322 or by email at dg.prospectus_requests@bofa.com, Citigroup Global Markets Inc. toll-free at (800) 831-9146 or Mizuho Securities USA LLC toll-free at (866) 271-7403.